NOT FOR DISSEMINATION TO UNITED STATES NESWIRE SERVICES OR

DISSEMINATION IN THE UNITED STATES

SCYTHIAN BIOSCIENCES ANNOUNCES CLOSING OF $28.7 MILLION FINANCING WITH APHRIA AS LEAD INVESTOR

TORONTO, February 13, 2018 — Scythian Biosciences Corp. (the “Company” or “Scythian”) (TSXV:SCYB) (Frankfurt:9SB) (OTCQB:SCCYF) is pleased to announce that it has today closed its previously announced “bought deal” short form prospectus offering, including the full exercise of the over-allotment option (the “Offering”).

A total of 772,943 units of the Company (“Units”) were sold at a price of $18.60 per Unit (the “Issue Price”) for gross proceeds of C$14,376,740 (including the full exercise of the over-allotment option). The Offering was completed by a syndicate of underwriters led by Clarus Securities Inc. and including Haywood Securities Inc. and INFOR Financial Inc. (the “Underwriters”). Each Unit was comprised of one common share of the Company (a “Unit Share”) and one common share purchase warrant (a “Warrant”). Each Warrant entitles the holder thereof to purchase one common share of the Company at a price of C$22.00 for a period of 24 months following the date hereof. The Units were offered and sold in the provinces of British Columbia, Alberta and Ontario.

In connection with the Offering, the Company issued and sold on a concurrent, “bought deal” brokered private placement of 672,125 Units with the Underwriters for re-sale to Aphria Inc. (TSX:APH) on the same terms and conditions as the Offering for gross proceeds of C$12,501,525 (the “Concurrent Private Placement”). In addition, the Underwriters exercised, in full, an option under the Concurrent Private Placement to acquire an additional 100,818 Units for additional gross proceeds of C$1,875,215 for resale to additional subscribers on an exempt basis. The combined gross proceeds from the Offering and the Concurrent Private Placement was C$28,753,480. The Concurrent Private Placement was also led by Clarus Securities Inc., as lead underwriter and sole bookrunner on behalf of the Underwriters. The Units and underlying securities issued and issuable under the Concurrent Private Placement are subject to a statutory four month hold period ending on June 14, 2018.

In consideration for their services, the Underwriters received a cash commission equal to 7% of the gross proceeds of the combined Offering and Concurrent Private Placement and compensation options equal to 7% of the Units sold pursuant to the Offering and Concurrent Private Placement. Each compensation option is exercisable into one Unit at the Issue Price until February 13, 2020. The compensation options attributable to the Concurrent Private Placement (including the underlying securities thereto) are subject to a statutory four month hold period ending on June 14, 2018.

The net proceeds of the Offering are expected to be used in connection with potential acquisitions in the cannabis space, continued research with the University of Miami and general corporate purposes.

The completion of the Offering and the Concurrent Private Placement are subject to final acceptance of the TSX Venture Exchange (the “TSXV”).

About Scythian Biosciences Corp.

Scythian is a research and development company committed to finding a solution for the prevention and treatment of concussions and traumatic brain injury with its proprietary Cannabinoid combination.

Scythian’s mission is to be the first accepted drug regimen for concussive treatment. Scythian has recently formed a collaboration with the University of Miami and its world renowned neuroscientific team to conduct pre-clinical and clinical trials of its drug regimen. The University of Miami believes that Scythian’s scientific approach shows significant promise and differs from previous approaches to treat this growing problem. The collaboration with the University of Miami allows access to their extensive knowledge base in the fields of traumatic brain injury and concussions and allows for Scythian’s clinical studies to be undertaken at their world-class facilities.

Gillian A. Hotz, PhD, is leading Scythian’s program at the University of Miami. Dr. Hotz is a nationally recognized behavioral neuroscientist and expert in neurotrauma, concussion management, and neurorehabilitation. She has extensive experience in neurocognitive testing. Dr. Hotz has been the co-director of University of Miami Miller School of Medicine’s Concussion Program since 1995.

Scythian is also endorsed by Pro Football Legends and the World Boxing Association on its mission.

Contact Information

For further information, please contact:

Scythian Biosciences Corp.

Jonathan Gilbert, CEO

Phone: (212) 729-9208

Email: info@scythianbio.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Statements

This press release may contain certain forward-looking information and statements (“forward-looking information”) within the meaning of applicable Canadian securities legislation, that are not based on historical fact, including without limitation statements containing the words “believes”, “anticipates”, “plans”, “intends”, “will”, “should”, “expects”, “continue”, “estimate”, “forecasts” and other similar expressions. Such forward-looking information include statements relating to the expected use of the net proceeds and obtaining final acceptance of the Offering and Concurrent Private Placement from the TSXV. Readers are cautioned to not place undue reliance on forward-looking information. Actual results and developments may differ materially from those contemplated by these statements. Although the Company believes that the expectations reflected in forward-looking information in this press release are reasonable, such forward-looking information has been based on expectations, factors and assumptions concerning future events which may prove to be inaccurate and are subject to numerous risks and uncertainties, certain of which are beyond the Company’s control. The forward-looking information contained in this press release are expressly qualified by this cautionary statement and are made as of the date hereof. The Company disclaims any intention and has no obligation or responsibility, except as required by law, to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.